Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

The following are the subsidiaries of MoneyLion Inc., omitting certain subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X):

Name	State or Other Jurisdiction of Incorporation of Organization
Malka Media Group LLC	NY
ML Enterprise Inc.	DE
MoneyLion Technologies Inc.(1)	DE
ROAR 1 SPV Finance LLC	DE
ROAR 2 SPV Finance LLC	DE

(1)

The names of thirty-seven subsidiaries of MoneyLion Technologies Inc. have been omitted as they are wholly-owned subsidiaries carrying on the same line of consumer lending business in the United States.